Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 AUG 22 A 4:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 17, 2007
Our ref. No. PI 151

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07026167

SUPPL

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **(Correction)Partial Correction of Notice Concerning Subsidiary Dissolution and Liquidation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

Yours sincerely,

Hiroshi Anai
Manager,
Investor Relations Office

8/22

Translation of report filed with the Tokyo Stock Exchange on August 17, 2007

(Correction) Partial Correction of Notice Concerning Subsidiary Dissolution and Liquidation

Mitsubishi Corporation has announced the partial correction of a press release issued on August 14 titled "Mitsubishi Corporation to Dissolve and Liquidate Subsidiary."

Correction

[3. Schedule] (Corrected part is underlined)

[Before correction]
Completion of liquidation: January 31, 2009 (planned)

[After correction]
Completion of liquidation: <u>January 31, 2008 (planned)</u>

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 AUG 22 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 17, 2007
Our ref. No. PI 150

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate Subsidiaries**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Anai
Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on August 17, 2007

Mitsubishi Corporation to Dissolve and Liquidate Subsidiaries

Mitsubishi Corporation has decided to dissolve and liquidate subsidiaries, as detailed below.

1. Sun Liberty Shipping Corporation

(1) Overview of Company to Be Dissolved

Address:	80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia
Representative:	Hidemoto Mizuhara
Business:	Finance vehicle for overseas customers.
Established:	10 March, 1987
Capital:	US$3,000
Shareholders:	Mitsubishi Corporation (100%)
Fiscal year-end:	December

(2)Reason for Dissolution and Liquidation

Due to business termination, Mitsubishi Corporation decided to liquidate this company.

(3)Schedule

Completion of liquidation: August 31, 2007 (planned)

(4)Impact on MCs Operating Results

The dissolution of the subsidiary will have only a negligible effect on Mitsubishi Corporations non-consolidated and consolidated (U.S. GAAP) operating results.

2. Diamond Seafoods (UK) Ltd.

(1) Overview of Company to Be Dissolved

Address:	3rd Floor, 107 Cannon Street, London, EC4N5AD
Representative:	Yasuhiro Kawakami
Business:	Sale of frozen seafood products
Established:	October 1995
Capital:	£1 million
Shareholders:	Mitsubishi Corporation (80%), Mitsubishi Corporation (UK) PLC (20%)
Fiscal year-end:	March

(2)Reason for Dissolution and Liquidation

Mitsubishi Corporation will dissolve Diamond Seafoods (UK) following the transfer of the business to Mitsubishi Corporation (UK) PLC.

(3)Schedule

Completion of liquidation: September 30, 2008 (planned)

(4)Impact on MCs Operating Results

The dissolution of the subsidiary will have only a negligible effect on Mitsubishi Corporations non-consolidated and consolidated (U.S. GAAP) operating results.

3. Fullerene International Corporation (FIC)

(1) Overview of Company to Be Liquidated

Address:	655 3rd Avenue, New York, NY 10017, U.S.A.
Business:	Patent management and commercialization of nano carbon
Representative:	Junji Kitaguchi
Established:	December 1999
Shareholder:	Mitsubishi Corporation (100%)
Capital:	US$12,250,000
Fiscal year-end:	December

(2)Reason for Liquidation

Due to the completion of joint operations with partners, Mitsubishi Corporation has

decided to liquidate this company and carry on operations at the parent company. .

(3)Schedule

Start of liquidation procedures: around October 2007(planned)

(4)Impact on MCs Operating Results

The liquidation of this company will have only a negligible effect on Mitsubishi Corporations non-consolidated and consolidated (U.S. GAAP) operating results.

END